Exhibit 99.5
Proposed Stock Option Exchange Program Q&A
Why has the company decided on these particular terms for the exchange?
As a publicly traded company, we are subject to very specific regulatory guidelines governed by the SEC and NASDAQ and acceptable market practices defined by stockholder governance groups on how to structure and execute an option exchange.
The elements of our proposed exchange — including who is eligible to participate, delivering new RSUs with a fair value having 90% of the fair value of the surrendered options, and the requirement that only options with an exercise price greater than or equal to the highest per share trading price of our stock in the 52 weeks prior to the start of the exchange — are all considered best practices in implementing an exchange program that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the exchange.
Why are we exchanging options for RSUs?
Two years ago, we changed the equity compensation for our employees by adding RSUs to the mix. We made this change to reduce our dependency on stock price appreciation to reward the contributions of our people. Today, equity compensation for eligible employees below the director level is in the form of RSUs only. Exchanging options for RSUs is consistent with our current compensation approach and provides the best potential equity compensation value for employees whose options are significantly underwater.
Why does this seem different than the approach other companies are taking?
As a publicly traded company, we are subject to very specific regulatory requirements about how to structure and execute an option exchange. Our proposed exchange requires stockholder approval at our annual stockholders’ meeting on April 29.
A small number of publicly traded companies may have more flexibility in the approach they take towards an option exchange if the voting shares of the company are concentrated in a few stockholders and/or if their share plans do not require stockholder approval for an option exchange. That is not the case for our company. Our voting shares are widely held and our equity compensation plans require that we seek stockholder approval for the proposed option exchange. In addition to following all appropriate regulatory guidelines, we have structured a plan that we believe makes the most sense for employees, the company and our stockholders.
Why are options being exchanged at 90% of their fair value?
The elements of our proposed exchanged, including delivering new RSUs with a fair value having 90% of the fair value of exchanged options, are all considered best practices in implementing an exchange that stockholders can support. We have taken these guidelines and what we believe makes the most sense for employees, the company and our stockholders into account in setting the terms of the exchange. Keep in mind that this value comparison is of the “fair value” of the surrendered options and new RSUs for accounting purposes. Because underwater options are being surrendered for RSUs, the new RSUs will have immediate “in the money” value (subject to vesting) as compared to no “in the money” value for the surrendered options.
Does this mean the company is no longer bullish about our future, and the performance of our stock?
We are a strong company with a strong future. This proposed exchange recognizes that some option grants are significantly underwater due to the significant decline in our stock price in light of the global financial and economic crisis. As a result, these option grants have not delivered the value to employees we intended to provide at the time they were granted. The option exchange will give our employees the opportunity to decide whether it makes sense to trade certain options and realign portions of their equity compensation with current market conditions.
What should I do?
Right now, there’s nothing you need to do. The next step is stockholder approval of the proposed exchange at our annual stockholders’ meeting on April 29. Assuming stockholders approve the amendments necessary to permit the option exchange program, we have up to a year (April 2010) to set a date and begin the exchange. Once a date is set to begin the exchange, eligible employees will receive detailed information, providing you with everything you need to know to make a decision that’s best for you.

Key legal disclosure
The option exchange described in this summary has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, or SEC, upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.
In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the option exchange discussed in this summary, eBay has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders referenced in this summary.
eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.